Exhibit 99.1

FSD Pharma Files Proxy Materials and Sends Letter to Shareholders

  Management director nominees bring superior experience and expertise to drive positive growth, represent ALL shareholders interests and create value for ALL shareholders.
  FSD's COVID-19 FDA trials gaining momentum.  Management actively pursuing multiple applications of its lead compound, PEA, and other clinical-stage investment opportunities.
  Dissident shareholders have NO plan for the Company and seek control via nomination of a conflicted and inexperienced slate of directors in order to acquire a start-up in which certain dissidents have substantial interests that are NOT properly disclosed.
  Start-up, notionally in the psychedelics sector but with NO meaningful track record, R&D or cash, is the wrong investment at the wrong time.  Conflicted dissident shareholders stand to benefit above all others.
  Management proposing to collapse dual-class share structure and eliminate A shares in order to strengthen shareholder democracy.
  Shareholders urged to vote FOR management director nominees using only the BLUE proxy well in advance of the May 12, 2021, 9:00 a.m. EDT deadline.
  Contact the Company's proxy solicitor, Gryphon Advisors Inc. at 1-833-490-0586 or by email at inquiries@gryphonadvisors.ca for more information or assistance voting the BLUE Proxy.

TORONTO--(BUSINESS WIRE)--April 23, 2021--FSD Pharma Inc. (Nasdaq:HUGE) (CSE:HUGE) (the "Company" or "FSD Pharma") announces the filing of its Management Information Circular (the "Circular") and an accompanying letter to shareholders related to the Annual & Special Meeting scheduled for May 14, 2021, copies of which are available under the Company's SEDAR profile.

FSD Pharma is at a critical turning point, and the outcome of this proxy contest will greatly affect the future of shareholders' investments in the Company. The Board of Directors recommend that shareholders vote FOR the Company's highly capable and experienced director nominees using only the BLUE proxy. The letter to shareholders follows in its entirety:

Dear fellow FSD Pharma Shareholder,

Your investment in FSD Pharma Inc. (the "Company") is at a crossroad. At the upcoming Annual and Special Meeting (the "Meeting") of the shareholders of the Company (the "Shareholders"), it will be up to you to determine the best path forward for the Company. Shareholders have two distinct options:

  Choose a strategy that moves the Company forward with a continuing plan to create significant value and to "level the playing field" with respect to ALL Shareholders being treated equally. This will ultimately strengthen the voting power of all Shareholders and is being advocated by the director nominees proposed by management of the Company (the "Management Director Nominees");

or

  Choose a self-serving plan that pulls the Company backwards by entering into speculative transactions with promises that are highly unlikely to materialize into actions or any real shareholder value and acquiring a start-up notionally in the psychedelics sector (the "Start-Up") that has no track record, cash, or research and development activities, as championed by Anthony Durkacz, Zeeshan Saeed and the other dissident shareholders' (collectively, the "Dissidents"). The Dissidents have put forward this plan despite Mr. Durkacz and certain other Dissidents failing to properly disclose their financial interests in the Start-Up.

After a review of the facts, it should be clear to Shareholders that the best – and only – way to protect Shareholder interests and to support value creation is to vote FOR all Management Director Nominees and resolutions using only the BLUE proxy.

Vote Using the BLUE Proxy FOR the Right Strategy, Stronger Shareholder Democracy and the Right Board of Directors

The current strategy continues to build positive momentum and offers a number of avenues to significant value creation for ALL Shareholders such as:

  The Company is pursuing multiple applications of its lead compound, FSD-201 ultra-micronized palmitoylethanolamide ("PEA");
  In June 2020, the United States Food and Drug Administration (the "FDA") approved the submission of an Investigational New Drug Application for the use of FSD-201 to treat COVID-19;
  In September 2020, a randomized, controlled, double-blind, multicenter Phase 2 clinical study was approved by the FDA and is currently underway and expected to cover 352 hospitalized COVID-19 patients, with patient enrollment steadily increasing;
  In March 2021, the Company announced a licensing agreement to develop FDA approved Veterinary drugs for the treatment of gastro-intestinal diseases in dogs and cats.
  With more cash on its balance than in May 2018, when the Company commenced trading on CSE, management is actively exploring other merger and acquisition (M&A) and licensing opportunities that could expand the drug development pipeline and generate new opportunities to create significant value for Shareholders; and
  The Company has a letter of intent in place to acquire a controlling interest in a late-stage asset that is expected to receive approval for commercialization from the FDA either in Q4 2021 or Q1 2022. The Dissidents, led by Anthony Durkacz and Zeeshan Saeed, are blocking this potential transformational acquisition that has been in the works for several months.

While executing on the optimal strategy, the Management Director Nominees are also taking action to strengthen shareholder democracy. The first step in strengthening shareholder democracy is for management to collapse the Company's dual-share structure, comprising of class A multiple voting shares (the "Class A Shares") and class B subordinate voting shares (the "Class B Shares"). The Company’s 72 Class A Shares are controlled by Mr. Anthony. Durkacz, Mr. Zeeshan Saeed and Dr. Raza Bokhari (the current Executive Chairman & CEO). These three individuals collectively exercise voting power of 19,919,520 Class B Shares, which offers a disproportionate advantage to such individuals in determining the future of the Company, over and above the holders of Class B Shares, who have invested money into the Company. The Management Director Nominees led by Dr. Raza Bokhari seeks your support to eliminate the Class A Shares, and in doing so, strengthen Shareholders' voting power at no cost to Shareholders. This would result in – among many other benefits – each Shareholder receiving a voting interest that is proportionate to their equity ownership interest. One share will equal one vote.

Finally, the Company has put forward five seasoned and two new Management Director Nominees for election to the Board who all have the requisite skills, experience and track records to represent the interests of ALL Shareholders.

PROTECT YOUR INVESTMENT

WITHHOLD FROM VOTING For Any of the Dissident Director Nominees

The Dissidents are led by a Dissident Director and former employees of the Company. The Dissidents are not being forthcoming as to why they have commenced this proxy fight. Mr. Durkacz, a Director of the Company, with the support of former President and Director Mr. Saeed, first proposed that the Company acquire the Start-Up in November 2020 (a proposal that runs 180 degrees counter to the Company's stated strategy of acquiring mature, clinical-stage assets like PEA). At that time, Mr. Durkacz did not properly disclose that he and certain other Dissidents and/or their affiliates had material financial interests in the Start-Up and stood to benefit from the Company acquiring the Start-Up. This is a clear conflict-of-interest, and efforts to conceal a conflict of interest are viewed as a serious transgression in the capital markets.

The Start-Up in question has no track record. It does not have access to any psychedelics or patents, nor does it have a record of spending on research and development or meaningful cash on its balance sheet. Even if it had some of the critical missing attributes noted above, the Start-Up does not fit with the Company’s strategy of focusing on clinical stage, rather than exploratory, drug development assets.

None of this appears to concern the Dissidents who are seeking 100% control of your Board of Directors, while purporting to hold only 2.7% of the Class B Shares. Nor do they offer an alternative strategic plan, something a Shareholder should expect when someone asks you to take control of your investment. Also, undermining the Dissidents' fake concern for the Company, is the fact that the Dissidents' hand-picked director nominees (the "Dissident Director Nominees") have significant independence, conflict of interest and competency concerns, as set out in the accompanying Management Information Circular (the "Circular"). At the centre of these concerns is Mr. Durkacz, First Republic Capital Corporation ("FRCC") and pre-existing, interlocking and questionable relationships amongst the Dissident Director Nominees. One of the directors the Dissidents have put forward as "independent" is Lawrence Latowsky, current CEO of Canntab Therapeutics Ltd. ("Canntab"). He is not independent from Mr. Durkacz and may not be independent from the Company. Canntab had previously engaged and paid commission to Mr. Durkacz and his company FRCC. Mr. Durkacz and Mr. Saeed, along with Mr. Latowsky, wish to control the majority vote of their reduced number of Dissident Director Nominees so that they become the controlling minds of the Company, without proper independent review. To the extent that there are fewer than three independent Dissident Director Nominees, the Company may be in violation of applicable securities laws, including the policies of NASDAQ and the CSE, which may place the Company's NASDAQ listing in jeopardy.

The Dissidents have also not presented any names or credentials of proposed Company management that they will put in place if the Dissident Director Nominees are elected. The Dissidents have also not offered a comprehensive strategic business plan that they will follow to create shareholder value. Their sole interest is to take control of your Company so that they can roll back the progress it has made and use the Company to advance their own financial interests by entering into speculative transactions with promises that are highly unlikely to materialize into actions or any real shareholder value.

Vote FOR the Management Director Nominees and Resolutions on the BLUE Proxy Today

As Shareholders you control the Company's future, so it is essential that you vote FOR all Management Director Nominees and all resolutions in the Circular, using only the BLUE proxy. Time is of the essence. To ensure that your vote is counted at the Meeting please vote immediately and no later than 9:00 a.m. (Toronto/New York time) on May 12, 2021. For questions or assistance in voting your proxy, please contact the Company's proxy solicitation agent, Gryphon Advisors Inc. by telephone at 1.833.292.5847 toll-free in North America (1.416.902.5565 by collect call) or by email at inquiries@gryphonadvisors.ca. For up-to-date information and convenience in voting please visit www.fsdfuture.com.

Pharmaceutical R&D require time, capital and qualified management. The Company is making progress and our better days are ahead of us.

I thank you for your continued support as we take the right path forward to value creation for ALL Shareholders.

Sincerely,

(signed) "Raza Bokhari"
Dr. Raza Bokhari
Chief Executive Officer & Executive Chairman

About FSD Pharma

FSD Pharma Inc. (www.fsdpharma.com) is a publicly-traded holding company.

FSD BioSciences, Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing over time multiple applications of its lead compound, ultra-micro PEA by down-regulating the cytokines to effectuate an anti-inflammatory response.

The Company filed an IND with the FDA on August 28, 2020 and was approved on September 25, 2020 to initiate a phase 2 clinical trial for the use of FSD201 to treat COVID-19, the disease caused by the SARS-CoV-2 virus. The trial is currently underway and is expected to randomize 352 patients in a controlled, double-blind multicenter study.

Severe COVID-19 is characterized by an over-exuberant inflammatory response that may lead to a cytokine storm and ultimately death. The Company is focused on developing ultra-micro PEA for its anti-inflammatory properties to avoid the cytokine storm associated with acute lung injury in hospitalized COVID-19 patients.

The Company is not making any express or implied claim that its product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) infection at this time.

Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this press release.

Certain statements contained in this press release constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws (collectively, "Forward-Looking Information"). Forward-Looking Information includes, but is not limited to, information with respect to FSD Pharma’s strategy, plans or future financial or operating performance, the solicitation of proxies and voting in respect of the Meeting, the Dissidents, the intentions of the Dissidents or the Dissident Director Nominees, the impact of the Dissident Director Nominees or the Management Director Nominees, if elected, on the financial condition, operations, business and strategies of the Company and its shareholder value, future plans or prospects of the Company, receipt of any FDA or other regulatory approvals, the completion of any trials regarding the use of FSD-201 to treat COVID-19 or to treat canine and feline gastro-intestinal diseases, the safety of FSD-201 or whether FSD-201 may be effective in treating COVID-19 or to treat canine and feline gastro-intestinal diseases. The use of words such as "budget", "intend", "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "estimate" and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions "may" or "will" occur, are intended to identify

Forward-Looking Information is based on FSD Pharma’s current beliefs or assumptions as to the outcome and timing of such future events. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward-Looking Information. Certain of these risks and uncertainties are described in the Circular and the Company’s continuous disclosure filings available under the Company's SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov. Forward-Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward- Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

For up-to-date information and convenience in voting please visit www.fsdfuture.com.

Contacts

Shareholder Contacts:

Gryphon Advisors Inc.
1.833.292.5847 toll-free in North America
(1.416.902.5565 by collect call)
inquiries@gryphonadvisors.ca

Donal Carroll, Chief Financial Officer, FSD Pharma Inc.
dcarroll@fsdpharma.com

Media Contact:

Joel Shaffer
Longview Communications and Public Affairs
jshaffer@longviewcomms.ca